FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For 27 January 2016

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3 (File Nos. 333-203157 and 333-203157-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

Date: 27 January 2016
	By:	/s/ Andy Nicholson
Name: Andy Nicholson Title: Assistant Secretary

The Royal Bank of Scotland Group plc

27 January 2016

The Royal Bank of Scotland Group plc ("RBS" or “the Group”) today announces a series of updates to the market:

1.	Developments during 2015, in particular publication by the International Accounting Standards Board of its exposure draft of amendments to IFRIC 14 IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction, have provided additional clarity on the role of trustees’ rights in an assessment of the recoverability of a surplus in an employee pension fund. In the light of this, RBS has revised its pension accounting policy for determining whether or not it has an unconditional right to a refund of any surpluses in its employee pension funds. This change will result in the accelerated recognition of £4.2 billion of already committed future contributions in respect of past service. This is expected to result in an accounting deficit of £3.3 billion as at 31 December 2015 relating to the main section of The Royal Bank of Scotland Group Pension Fund (the “Main Scheme”). The net, post tax impact of this policy change, together with updated IAS 19 valuations, on Tangible Net Asset Value (“TNAV”) is approximately £1.6 billion, largely recognised in the Statement of Other Comprehensive Income by way of a prior year adjustment. These changes will reduce TNAV per share at 31 December 2015 by a net 13p and reduce the Common Equity Tier 1 (“CET1”) capital ratio by approximately 0.7%.

Separately, RBS has signed a Memorandum of Understanding with the Main Scheme Trustee (the “Trustee”) to make a payment of £4.2 billion into the Main Scheme, being an accelerated payment of existing committed future contributions. The majority of this payment has been provided for as a result of the accounting policy change described above. The incremental impact of making this one-off payment in 2016 is expected to be a further reduction of around 3p on TNAV per share and a further CET1 capital ratio reduction of approximately 0.3%. The accelerated payment is expected to both improve RBS’s capital planning and resilience through the period to 2019 and provide the Main Scheme Trustee with more flexibility over investment strategy.

2.	An additional provision of $2.2 billion (£1.5 billion) in relation to various US residential mortgage-backed securities (“RMBS”) litigation claims in Q4 2015 which will reduce attributable profits for Q4 2015 by £1.5 billion, reduce TNAV per share at 31 December 2015 by 13p, and the CET 1 capital ratio by 0.6%.

3.	An additional provision of £500 million in relation to Payment Protection Insurance (“PPI”) in the context of the recent FCA consultation paper CP15/39, which will reduce attributable profits for Q4 2015 by £500 million, reduce TNAV per share at 31 December 2015 by 4p, and the CET 1 capital ratio by 0.2%.

4.	A Q4 2015 goodwill impairment charge of £498 million in respect of its Private Banking business. This will reduce attributable profits in Q4 2015 by £498 million, but as an intangible item will have no impact on TNAV per share or the CET1 ratio.

As at 31 December 2015, RBS expects to report a CET1 capital ratio of approximately 15% and TNAV per share of approximately 350p versus a CET1 capital ratio of 16.2% (pro-forma for the full disposal of Citizens) and TNAV per share of 384p as at 30 September 2015, pending the completion of normal year end processes. These figures are preliminary estimates and unaudited.

Table 1. Summary estimated impacts on CET1 capital ratio and TNAV as at 31 December 2015

	Impact on TNAV £ billion	CET1 capital ratio	TNAV per share
Pension accounting change and other pension related movements(1)	(£1.6)	(0.7%)	(13p)
US RMBS litigation provision(2)	(£1.5)	(0.6%)	(13p)
PPI provision(2)	(£0.5)	(0.2%)	(4p)
Goodwill impairment charge	-	-	-
Combined expected impact	(£3.6)	(1.6%)	(30p)

Notes: (1) This reflects the estimated reduction in the IAS 19 deficit on the Main Scheme, together with the impact of the accounting policy change. See Table 2 on page 5. These changes do not reflect the impact of the £4.2 billion accelerated payment discussed below. (2) No tax benefit has been attributed to these charges.

Subject to PRA approval, we expect the adverse core capital impact resulting from the proposed pension accounting change, including the £4.2 billion accelerated payment, to be partially offset by a reduction in RBS's core capital requirements. The timing of any such potential core capital offsets are likely to occur at the earliest 1 January 2017, and will depend upon PRA's assessment of RBS's core capital position at that time.

RBS CEO Ross McEwan said:

“I am determined to put the issues of the past behind us and make sure RBS is a stronger, safer bank. We will now continue to move further and faster in 2016 to clean-up the bank and improve our core businesses. We've always been open about the scale of past issues facing RBS and although there is clearly much more to do, this announcement is a further step towards addressing legacy issues and building a great bank for our customers and delivering long term value for our shareholders.”

1. Change in defined benefit pension accounting policy

The Group’s defined benefit pension funds have more than 230,000 members, including around 30,000 members who are current employees of RBS. The main section of The Royal Bank of Scotland Group Pension Fund (“the Main Scheme”) is by far the largest. It comprises 220,000 members and has been closed to new members since 2006. As set out in the Group’s 2014 Annual Report and Accounts, the triennial valuation of the Main Scheme as at 31 March 2013 showed an actuarial deficit of £5.6 billion. To eliminate this deficit, RBS agreed with the Trustee a schedule of contributions of £650 million per annum in 2014, 2015 and 2016, and £450 million per annum (index-linked) from 2017 until 2023, in addition to regular annual contributions of approximately £270 million in respect of the ongoing accrual of benefits as well as contributions to meet the expenses of running the scheme. As at 31 December 2015 some £4.2 billion of these contributions remained outstanding with a net present value at the same date of £3.7 billion. The Main Scheme had an accounting deficit under International Accounting Standard 19 Employee Benefits (“IAS 19”) of £1.7 billion as at 31 December 2014, reduced to £1.1 billion as at 30 September 2015. RBS currently expects the Main Scheme deficit under IAS 19 to be circa £300 million as at 31 December 2015. The difference between the accounting and actuarial deficits set out above is due to the different assumptions and calculation methodologies used.

Developments during 2015, in particular publication by the International Accounting Standards Board of its exposure draft of amendments to IFRIC 14 IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction, have provided additional clarity on the role of trustees’ rights in an assessment of the recoverability of a surplus in an employee pension fund. In the light of this, RBS has revised its pension accounting policy for determining whether or not it has an unconditional right to a refund of any surpluses in its employee pension funds. Previously, where trustees have the power to use a scheme surplus to enhance benefits for members, RBS did not regard such power, in and of itself, as undermining the bank’s unconditional legal right to a refund of a surplus existing at that point in time. Under the new policy, where RBS has a right to a refund of a surplus, this is no longer regarded as unconditional if the Trustee can enhance benefits for plan members (as is the case for the Main Scheme). As a result of this policy change, a minimum funding requirement to cover an existing shortfall in a scheme may be recognisable as a liability, and the recognition of any accounting surpluses may be limited.

As at 31 December 2015, a liability on the Main Scheme of £3.3 billion is expected to be recorded representing the £3.7 billion net present value of remaining committed contributions from 2016 to 2023 less an asset ceiling of £400 million representing economic benefits available from reductions in future service contributions. Net of the impact of the £800 million estimated reduction in the deficit on the Main Scheme, the recognition of this liability, after tax, is expected to reduce the CET1 capital ratio by approximately 0.7% and TNAV per share by approximately 13p as at 31 December 2015 (see Table 2 on page 5 for reference).

As required under IFRS, the change in accounting policy is being applied retrospectively and comparative data will be restated. Only the Main Scheme has a material impact on the Group.

Under the new defined benefit pension accounting policy, any additional contributions that are committed to the Main Scheme following new actuarial valuations may need to be recognised as a liability. Actuarial valuations are carried out every three years, and the next triennial valuation is due on 31 March 2016. Ordinarily, the outcome of the actuarial valuation as at 31 March 2016 would not be finalised until 2017. RBS wanted to remove any uncertainty that this might cause, especially during a period of ring fencing compliance activity, and accordingly has sought to reach an agreement with the Trustee.

RBS has signed a Memorandum of Understanding with the Main Scheme Trustee that the 31 March 2016 actuarial valuation is brought forward to an effective date between 31 October 2015 and 31 December 2015, and that a single payment of £4.2 billion is made to settle the deficit. This single contribution of £4.2 billion is expected to be paid by 31 March 2016, subject to satisfactory conclusion of the discussions with the Trustee, and is equivalent to an acceleration of all the existing committed contributions.

The next triennial valuation will then take place between 31 October 2018 and 31 December 2018. There is a 15 month period after each triennial valuation for the bank and the Main Scheme Trustee to agree the funding plan, and as such, any future funding arrangements would need to be agreed with the Trustee no later than Q1 2020. The arrangements in 2020 will depend on the funding position at the time, but we expect to have to agree to contributions over and above the existing committed past service contributions which could create a material incremental liability at that point. Importantly, by accelerating the contributions that RBS was already committed to making, RBS has strengthened its capital planning and resilience between now and 2019. The accelerated payment is also expected to provide the Main Scheme Trustee with more flexibility over investment strategy.

Morgan Stanley & Co. International plc, Willis Towers Watson and Allen & Overy LLP have been advising RBS in relation to this planned acceleration of pension payments.

As set out in Table 3, at the point of payment, the incremental CET1 capital ratio impact is expected to be a reduction of approximately 0.3%; the adverse incremental impact on TNAV is expected to be around 3p, and the impact on the 2016 Income Statement is expected to be modest.

Table 2. Summary of the impact of the Pension Fund accounting policy change and estimated Main Scheme IAS 19 valuation changes on CET1 capital ratio and TNAV per share as at 31 December 2015

31 Dec 2015 £m
Present value of £4.2 billion minimum funding requirement re Main Scheme actuarial deficit as at 31 March 2013	(3,700)
Less: Asset ceiling – available reduction in future contributions	400
Estimated liability on Main Scheme at 31 December 2015, after change in accounting policy	(3,300)
Less: Estimated Main scheme IAS 19 deficit at 31 December 2015	300
Adjustment to Main Scheme pension liability from change in accounting policy, pre tax	(3,000)
Tax relief	800
Impact on TNAV of accounting policy change	(2,200)

Estimated impact of movement in Main Scheme IAS 19 valuation during Q4 2015
Reduction in scheme deficit since 30 September 2015	800
Tax charge	(200)
Impact on TNAV of movement in IAS 19 valuation	600
Aggregate impact on TNAV	(1,600)
Net impact on TNAV per share	(13p)
Net impact on CET1 ratio	(0.7%)

Notes to table

•	Tax relief is assumed at the forecast rate that will apply when these pension liabilities are recognised for tax purposes.

•	TNAV per share is calculated using the 11.6 billion ordinary shares outstanding as at 31 December 2015.

•	£400 million asset ceiling – this is the net present value of future service costs on an IAS 19 basis less the net present value of those regular contributions committed to be paid out to 2023 on an actuarial basis. This amount may reduce in future periods as a result of any further changes in future contribution levels.

•	No material adjustments to RBS’s accounts are expected from the application of the revised policy to other RBS pension schemes.

•	These figures are preliminary estimates and unaudited.

Table 3. Summary the estimated 2016 impact of £4.2bn accelerated payment on the CET capital ratio and TNAV per share, at point of payment

TNAV £ m
Movements relating to TNAV
Payment of £4.2bn accelerated pension contributions	(4,200)
Less: existing pension liability	3,300
(900)
Less: estimated asset ceiling, being c/f pension surplus (1)	400
Write down of pension asset from application of new accounting policy, pre tax (2)	(500)
Less: tax relief	100
Incremental impact on TNAV	(400)
Net impact on TNAV per share	(3p)
Net impact on CET1 capital ratio (3)	(0.3%)

Notes to table

1.	For regulatory capital purposes, any pension fund surplus is treated as a deduction from CET1 capital.

2.	This adjustment will be recognised through the Statement of Other Comprehensive Income.

3.	There is a de minimis benefit (not shown) from a small reduction in risk weighted assets (“RWAs”) as a result of deferred tax asset movements.

4.	These figures are preliminary estimates and are unaudited.

2. Provision for US RMBS litigation

Following recent developments which have further informed our provision estimates, RBS has increased aggregate provisions related to US residential mortgage-backed securities (RMBS) claims by $2.2 billion (£1.5 billion) from approximately $3.4 billion to $5.6 billion (£2.3 billion to £3.8 billion).

Existing provisions include $383 million (£258 million) relating to a judgment awarded in favour of the Federal Housing Finance Agency (“FHFA”) against Nomura Holding America Inc. (“Nomura”) and RBS.

This judgment is now the subject of an appeal, any loss in respect of which RBS will be seeking contractual indemnification from Nomura (see Note 16 to the RBS Interim Results 2015 for further details).

No provisions have been made in relation to resolving the on-going US Department of Justice (“DoJ”) and various US State Attorneys General investigations into RMBS-related conduct matters. The costs of resolving these investigations could individually or in aggregate prove to be substantial.

Table 4. US RMBS litigation and governmental and regulatory investigations (“RMBS Matters”)

Civil Litigation	There are more than 20 lawsuits outstanding against Group entities involving the issuance of approximately $43 billion (original principal balance) of RMBS, consisting of: (i) FHFA, related to approximately $32 billion of RMBS (original principal balance); (ii) National Credit Union Administration (two cases), related to approximately $3.25 billion of RMBS (original principal balance); and (iii) other claims (including Novastar class action and FHFA v. Nomura/RBS), related to approximately $7.8 billion of RMBS (original principal balance).
US Department of Justice	Active criminal and civil investigations by the DoJ continue.
State Attorneys General	Active investigations by several State Attorneys General and agencies continue.

The matters outlined in the table above are described in the notes to the Group’s Interim Results 2015 and Q3 2015 Interim Management Statement and are in addition to a significant number of other on-going matters. A full update in respect of the Group’s litigation and investigation matters will be provided at the time of the Group’s 2015 results announcement on 26 February 2016.

Additional settlement costs or provisions related to some or all of the RMBS related claims and investigations listed above may be necessary in future periods for amounts that could be substantial in some instances and in aggregate could be substantially in excess of the aggregate recognised RMBS related provisions that have been taken following this announcement.

3. Provision for PPI

An additional £500 million provision has been recognised following the publication of the Financial Conduct Authority’s (“FCA”) consultation paper CP15/39 “Rules and guidance on payment protection insurance complaints” which proposes the setting of a deadline date for complaints in 2018 on a date to be confirmed, and sets out proposals for the treatment of PPI complaints following the Supreme Court’s decision in Plevin v Paragon Personal Finance Ltd. No tax benefit has been attributed to this charge.

The proposals include an FCA-led communications campaign to raise awareness of the deadline to prompt those who intend to complain to act ahead of the deadline. If the proposals are agreed and implemented, we expect higher claims volumes, persisting longer than previously modelled, and additional compensation payments in relation to PPI claims as a result of the Plevin judgement.

Complaints made after the proposed 2018 deadline would lose the right to be assessed by firms or by the Financial Ombudsman Service; bringing an end to new PPI cases in 2018.

PPI complaint volumes during Q4 2015 were in line with previous trends.

Based on current assumptions and facts, including an anticipated acceleration of claims in the period up to the proposed 2018 deadline date, we believe that with this additional provision, RBS’s combined PPI provisions as at end Q4 2015 are sufficient for anticipated PPI claims costs through to the proposed deadline. However, this is based upon the implementation of the current FCA guidance, modelled future claims experience and other assumptions, any of which may change.

4. Goodwill impairment

RBS has made changes to its operating segments. With effect from Q4 2015, reportable segments are: UK Personal & Business Banking; Ulster RoI; Commercial Banking; Private Banking; RBS International; Corporate and Institutional Banking; Capital Resolution; Williams & Glyn; and Central Items & Other.

Year end impairment testing indicates that the carrying value of Private Banking including attributable goodwill of £498 million exceeded its recoverable amount reflecting a number of factors including a reduction in anticipated future profitability due to the continuing low interest rate environment, a higher tax rate, margin pressure and higher capital allocations. Consequently, RBS now expects to record a goodwill impairment charge of £498 million in respect of Private Banking in Q4 2015 that would fully write off attributable goodwill. This action will have no impact on CET1 capital or TNAV per share.

For the quarter ended 30 September 2015, on the previously reported basis, the adjusted operating profit of Private Banking excluding the International Business being sold was £38 million, Risk Weighted Assets were £8 billion and adjusted return on equity was 8.2%. Following the announced sale of the International business that is expected to complete in H1 2016, Private Banking is being repositioned to focus on its core strengths serving UK high net worth customers with a plan to deliver long term sustainable returns above the cost of capital.

5. Impact on distributable reserves of the Royal Bank of Scotland Group plc

The change in defined benefit accounting policy and the incremental conduct and litigation provisions have no impact on the distributable reserves in the unconsolidated parent company accounts of The Royal Bank of Scotland Group plc as at 31 December 2015. Its distributable reserves at 30 September 2015 were £16.6 billion.

6. Re-segmentation of historical financials

RBS will provide further details of the changes to its reporting structure as well as restated historical financial results for all of the quarterly reporting periods in 2014 and the first nine months of 2015 in early February 2016.

The previously reported operating segments will now realign as follows:

Personal and Business Banking (“PBB”) comprises two reportable segments:

•	UK PBB serves individuals and mass affluent customers in the UK together with small businesses. UK PBB includes Ulster Bank customers in Northern Ireland.

•	Ulster RoI serves individuals and businesses in the Republic of Ireland (RoI).

Commercial and Private Banking (“CPB”) comprises three reportable segments:

•	Commercial Banking serves commercial and mid-corporate customers in the UK and Western Europe.

•	Private Banking serves high net worth individuals in the UK.

•	RBS International (“RBSI”) serves retail, commercial, corporate and financial institution customers in Jersey, Guernsey, the Isle of Man and Gibraltar.

CIB serves UK and Western European customers, both corporates and financial institutions, supported by trading and distribution platforms in the UK, US and Singapore.

Capital Resolution includes CIB Capital Resolution and the remainder of RBS Capital Resolution (RCR).

Williams & Glyn (“W&G”) comprises RBS England and Wales branch-based businesses, along with certain SME and corporate activities across the UK.

Central items & other comprises corporate functions, such as Treasury, Finance, Risk Management, Compliance, Legal, Communications and Human Resources.

The re-segmentation also reflects the divestment of Citizens, the sale of the International Private Banking business, and the run-down of RCR one year ahead of schedule.

While these restatements for changes in segmentation affect the segmental results, they do not affect RBS’s overall statutory income statement, balance sheet, other primary statements or regulatory capital measures.

The Restatement document will also present the effect of the new accounting policy for pensions on the prior period consolidated statutory income statement, balance sheet and statement of comprehensive income of the Group, and on the segmental results.

Ross McEwan (Chief Executive Officer), Ewen Stevenson (Chief Financial Officer) and Katie Murray (Director of Finance) will host a conference call for investors and analysts at 8.30am UK time today. A replay of the call will be made available shortly afterwards. Only items relating to the above announcement will be discussed on the call; there will be no references and discussion relating to other matters and the Full Year 2015 results. There will be a further call at 2pm UK time today, primarily for North American investors, but also to cover any further follow-up questions from other analysts and investors. Dial-in details for both calls can be found below.

Dial-in details:

UK: 0800 694 8082

International: +44 1452 568 172

US: +1 866 966 8024

RBS will announce its full year results on 26 February 2016.

For further information, please contact:

Investor Relations

Richard O'Connor

Head of Investor Relations

+44 (0) 207 672 1758

RBS Media Relations

+44 (0) 131 523 4205

Background on RBS Pension Funds

•	The Group sponsors various pension schemes globally.

•	The Group’s pension schemes have more than 230,000 members (current and former employees); over £35 billion of liabilities (technical provision measure); and over £30 billion of assets as at 31 December 2015.

•	The main section of The Royal Bank of Scotland Group Pension Fund is by far the largest and is referred to as the ‘Main Scheme’ in the Group’s accounts.

•	The Main Scheme, which was closed to new employees in 2006, provides a pension of one-sixtieth of pensionable salary for each year of pensionable service.

•	Since 2009 increases in pensionable salary have been limited to increase in the UK Consumer Price Index up to a maximum of 2% per year.

•	Since 2012, active members have been charged an additional 5% of salary to retain a normal pension age of 60; other active members have a normal pension age of 65.

•	The Main Scheme is managed by RBS Pension Trustee Ltd, the Board of which comprises six bank nominated directors and four member nominated directors.

•	Pension risk is actively managed within the Group through its Pension Risk Committee, a subcommittee of the RBS Asset & Liability Committee comprising bank executives from Finance; Treasury Risk and Human Resources.

•	Since 2008, the Group has worked with the Trustee to reduce pension risk through increasing the allocation to matching bonds, reducing equity exposure and using interest rate and inflation hedging overlays. The Main Scheme is currently largely hedged to interest rates and inflation.

Forward Looking Statements

This announcement contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including those related to RBS and its subsidiaries’ regulatory capital position and requirements, financial position, future pension funding requirements, on-going litigation and regulatory investigations, profitability, impairment losses and credit exposures under certain specified scenarios. In addition, forward-looking statements may include, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", “believes”, “risk”, "estimates" and words of similar import. These statements concern or may affect future matters, such as RBS's future economic results, business plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS’s actual results are discussed in RBS's UK Annual Report and Accounts and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's Reports on Form 6-K and most recent Annual Report on Form 20-F. The forward-looking statements contained in this announcement speak only as of the date of this announcement and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

ENDS